Exhibit 99.2

PAGAYA TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(In thousands)

	September 30,	December 31,
	2022	2021
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$327,896	$190,778
Restricted cash	34,161	7,000
Short-term deposits	—	5,020
Fees and other receivables (including related party receivables of $43,340 and $32,332 as of September 30, 2022 and December 31, 2021, respectively)	52,122	32,332
Investments in loans and securities	2,446	5,142
Prepaid expenses and other current assets (including related party assets of $15,500 and $1,367 as of September 30, 2022 and December 31, 2021, respectively)	22,512	6,263
Total current assets	439,137	246,535
Restricted cash	4,762	6,797
Fees and other receivables (including related party receivables of $30,701 and $19,208 as of September 30, 2022 and December 31, 2021, respectively)	31,250	19,208
Investments in loans and securities	442,840	277,582
Equity method and other investments	25,807	14,841
Right-of-use asset	66,366	—
Property and equipment, net	28,202	7,648
Deferred tax assets, net	8,501	5,681
Deferred offering costs	—	11,966
Prepaid expenses and other assets	2,706	—
Total non-current assets	610,434	343,723
Total Assets	$1,049,571	$590,258
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,483	$11,580
Accrued expenses and other liabilities (including related party liabilities of $537 and $2,510 as of September 30, 2022 and December 31, 2021, respectively)	40,343	17,093
Operating lease liability - current	8,983	—
Secured borrowing - current	26,251	—
Income taxes payable - current	10,924	—
Total current liabilities	88,984	28,673
Non-current liabilities:
Warrant liability	3,080	27,469
Secured borrowing - non-current	87,503	37,905
Operating lease liability - non-current	53,501	—
Income taxes payable - non-current	22,773	11,812
Total non-current liabilities	166,857	77,186
Total liabilities	255,841	105,859
Redeemable convertible preferred shares		307,047
Shareholders’ equity:
Ordinary shares	—	—
Additional paid-in capital	947,381	113,170
Accumulated deficit	(380,201)	(111,878)
Total Pagaya Technologies Ltd. Shareholders’ Equity	567,180	1,292
Noncontrolling interests	226,550	176,060
Total shareholders’ Equity	793,730	177,352
Total Liabilities and Shareholders’ Equity	$1,049,571	$590,258

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME (LOSS)
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue
Revenue from fees (including related party revenues of $171,300 and $128,149 for the three months ended September 30, 2022 and 2021, respectively, and $492,300 and $301,604 for the nine months ended September 30, 2022 and 2021, respectively)	$185,614	$128,149	$507,241	$301,604
Other Income
Interest income	13,666	8,455	43,127	18,256
Investment income (loss)(1)	4,675	(14)	5,670	(2)
Total Revenue and Other Income	203,955	136,590	556,038	319,858
Costs and Operating Expenses
Production costs	129,115	81,731	326,375	181,505
Research and development	38,643	11,932	127,379	51,344
Sales and marketing	26,579	9,161	90,229	37,564
General and administrative	73,790	18,961	236,863	53,068
Total Costs and Operating Expenses	268,127	121,785	780,846	323,481
Operating Income (Loss)	(64,172)	14,805	(224,808)	(3,623)
Other income (loss), net(2)	3,233	(32,768)	9,846	(51,539)
Income (Loss) Before Income Taxes	(60,939)	(17,963)	(214,962)	(55,162)
Income tax expense(2)	6,065	3,624	25,604	11,417
Net Loss	(67,004)	(21,587)	(240,566)	(66,579)
Less: Net income attributable to noncontrolling interests	7,785	6,570	27,757	14,116
Net Loss Attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Less: Undistributed earnings allocated to participated securities	—	(3,153)	(12,205)	(13,494)
Less: Deemed dividend distribution	—	—	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(74,789)	$(31,310)	$(280,528)	$(117,801)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted(3)	$(0.11)	$(0.16)	$(0.73)	$(0.61)
Weighted average shares outstanding:
Basic and Diluted(3)	679,431,901	196,023,981	381,831,895	194,490,947
(1) Includes income from proprietary investments.
(2) Amounts for the nine months ended September 30, 2022 include certain adjustments for the second quarter of 2022 relating to deferred tax assets and warrant liability, which were not originally recorded as of and for the three and six months ended June 30, 2022.
(3) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands, except share amounts)

	Redeemable Convertible Preferred Shares		Ordinary Shares
	Shares(1)	Amount	Shares(1)	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity
Balance – June 30, 2021	402,666,012	$278,626	191,056,558	$—	$103,930	$(73,265)	$30,665	$142,911	$173,576
Issuance of Preferred D shares upon exercise of warrants	1,000,616	6,009					—		—
Issuance of ordinary shares upon exercise of share options			2,857,595		92		92		92
Share-based compensation					3,857		3,857		3,857
Contributions of interests in consolidated VIEs							—	46,182	46,182
Return of capital to interests in consolidated VIEs							—	(21,089)	(21,089)
Net income (loss)						(28,157)	(28,157)	6,570	(21,587)
Balance – September 30, 2021	403,666,628	$284,635	193,914,153	$—	$107,879	$(101,422)	$6,457	$174,574	$181,031

	Redeemable Convertible Preferred Shares		Ordinary Shares
	Shares(1)	Amount	Shares(1)	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity
Balance – December 31, 2020	321,805,961	$105,981	190,397,142	$—	$315	$2,885	$3,200	$84,945	$88,145
Issuance of Series D convertible preferred shares, net of issuance costs of $11	45,853,065	36,639					—		—
Issuance of Series E convertible preferred shares, net of issuance costs of $158	35,006,986	136,006					—		—
Issuance of Preferred D shares upon exercise of warrants	1,000,616	6,009					—		—
Issuance of ordinary shares upon exercise of share options			3,517,011		171		171		171
Share-based compensation					62,974		62,974		62,974
Deemed contribution					23,612		23,612		23,612
Deemed dividend distribution						(23,612)	(23,612)		(23,612)
Issuance of ordinary share warrants					20,807		20,807		20,807
Contributions of interests in consolidated VIEs							—	129,970	129,970
Return of capital to interests in consolidated VIEs							—	(54,457)	(54,457)
Net income (loss)						(80,695)	(80,695)	14,116	(66,579)
Balance – September 30, 2021	403,666,628	$284,635	193,914,153	$—	$107,879	$(101,422)	$6,457	$174,574	$181,031

	Redeemable Convertible Preferred Shares		Ordinary Shares
	Shares	Amount	Shares(1)	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)(2)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity
Balance – June 30, 2022	—	$—	653,914,376	$—	$878,255	$(305,412)	$572,843	$172,193	$745,036
Issuance of ordinary shares upon exercise of warrants			21,170,017				—		—
Issuance of ordinary shares upon exercise of share options			5,573,732		1,034		1,034		1,034
Issuance of ordinary shares upon vesting of RSUs			91,655				—		—
Issuance of ordinary shares related to commitment shares			46,536		1,000		1,000		1,000
Share-based compensation					67,092		67,092		67,092
Contributions of interests in consolidated VIEs							—	63,466	63,466
Return of capital to interests in consolidated VIEs							—	(16,894)	(16,894)
Net income (loss)						(74,789)	(74,789)	7,785	(67,004)
Balance – September 30, 2022	—	$—	680,796,316	$—	$947,381	$(380,201)	$567,180	$226,550	$793,730

	Redeemable Convertible Preferred Shares		Ordinary Shares
	Shares(1)	Amount	Shares(1)	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity
Balance – December 31, 2021	406,399,029	$307,047	194,345,792		$113,170	$(111,878)	$1,292	$176,060	$177,352
Issuance of ordinary shares upon exercise of warrants			21,170,017				—		—
Issuance of ordinary shares upon exercise of share options			15,606,239		1,480		1,480		1,480
Issuance of ordinary shares upon vesting of RSUs			96,326				—		—
Issuance of ordinary shares related to commitment shares			46,536		1,000		1,000		1,000
Issuance of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs of $57,400	(406,399,029)	(307,047)	449,531,406		581,359		581,359		581,359
Share-based compensation					229,797		229,797		229,797
Reclassification of warrants					20,575		20,575		20,575
Contributions of interests in consolidated VIEs							—	92,988	92,988
Return of capital to interests in consolidated VIEs							—	(70,255)	(70,255)
Net income (loss)						(268,323)	(268,323)	27,757	(240,566)
Balance – September 30, 2022	—	$—	680,796,316	$ —	$947,381	$(380,201)	$567,180	$226,550	$793,730
(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.
(2) Amount as of June 30, 2022 includes certain adjustments for the second quarter of 2022 relating to deferred tax assets and warrant liability, which were not originally recorded as of and for the three and six months ended June 30, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(240,566)	$(66,579)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(5,670)	2
Depreciation and amortization	4,077	489
Share-based compensation	223,007	62,974
Fair value adjustment to warrant liability	(9,408)	51,477
Issuance of ordinary shares related to commitment shares	1,000	—
Loss from investment in loans and securities	10,706	—
Change in operating assets and liabilities:
Fees and other receivables	(31,832)	(16,929)
Deferred tax assets, net	(2,820)	(2,979)
Prepaid expenses and other assets	(18,530)	(17,221)
Right-of-use asset	2,322	—
Accounts payable	(9,097)	4,242
Accrued expenses and other liabilities	23,250	8,265
Operating lease liability	(6,204)	—
Income tax payable	21,885	14,059
Net cash (used in) provided by operating activities	(37,880)	37,800
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	88,538	27,935
Short-term deposits	5,020	—
Equity method and other investments	453	925
Payments for the purchase of:
Investments in loans and securities	(261,806)	(142,146)
Property and equipment	(18,266)	(1,517)
Equity method and other investments	(5,749)	(22,991)
Short-term deposits	—	(51,446)
Net cash used in investing activities	(191,810)	(189,240)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	291,872	—
Proceeds from issuance of redeemable convertible preferred shares, net	—	172,645
Proceeds from issuance of ordinary share warrants, net	—	20,807
Proceeds from secured borrowing	94,094	—
Proceeds received from noncontrolling interests	92,988	129,970
Proceeds from revolving credit facility	26,000	—
Proceeds from exercise of stock options	1,480	171
Distribution made to noncontrolling interests	(70,255)	(54,457)
Distribution made to revolving credit facility	(26,000)	—
Distribution made to secured borrowing	(18,245)	—
Payment for deferred offering costs	—	(4,278)
Net cash provided by financing activities	391,934	264,858
Net increase in cash, cash equivalents and restricted cash	162,244	113,418
Cash, cash equivalents and restricted cash, beginning of period	204,575	5,880
Cash, cash equivalents and restricted cash, end of period	$366,819	$119,298
Reconciliation of cash, cash equivalents, and restricted cash within the condensed consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$327,896	$101,236
Restricted cash - current	34,161	12,000
Restricted cash - non-current	4,762	6,062
Total cash, cash equivalents, and restricted cash	$366,819	$119,298